E-Mail: jkarpf@cgsh.com

October 17, 2007

Ms. Jennifer Hardy, Esq.

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Lumber Liquidators, Inc.
Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-142309)
(the “Registration Statement”)

Dear Ms. Hardy:

On behalf of our client, Lumber Liquidators, Inc. (the “Company”), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended, Amendment No. 5 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Amendment No. 5 has been revised to reflect various changes, such as the updating of certain operational data. In addition, set forth below is the Company’s response to enumerated comment 1 contained in your letter dated June 20, 2007. The Staff’s comment, reproduced in bold text, is followed by a response on behalf of the Company.

Unless otherwise noted in this letter, the Company has supplied the information provided in response to each comment and is solely responsible for that information. In addition, on behalf of the Company, we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended, Amendment No. 5 to the Company’s Registration Statement.

Critical Accounting Policies and Estimates, page 48

Equity Compensation, page 49

Jennifer Hardy

Securities and Exchange Commission

1.	Once you have established your proposed IPO price range, please provide the following additional disclosures related to the fair value of your equity instruments:

•	A comprehensive analysis of how you estimated the fair value of common stock for each stock option grant date within the last fiscal year through the IPO;

•	Whether the valuation you used to determine the fair value of equity instruments was contemporaneous or retrospective;

•	If the valuation specialist was a related party, a statement indicating that fact;

•	The intrinsic value of outstanding equity instruments based on the estimated IPO price;

•	A discussion of the significant factors, assumptions and methodologies used in determining fair value during the periods presented;

•	A discussion of each significant factor contributing to the difference between the fair values as of each grant date and the estimated IPO price; and

•	Update the disclosures for any stock options or equity instruments granted after March 31, 2007.

Background – Current Status of Price Range Determination

The Company supplementally advises the Staff that the proposed IPO price, which is included in Amendment No. 5 to the Registration Statement, is currently estimated to fall within a range of between $12.00 and $14.00 per share of common stock. Based on the mid-point of that estimated range, the Company has revised the Registration Statement to reflect various estimates and pro forma financial information that have been determined using that estimated per-share valuation. The Company supplementally advises the Staff that the proposed IPO price range may be modified in the future, which would affect the information presented both in the Registration Statement and in this response.

Process Used to Determine the Fair Value of the Company’s Common Stock

In the spring of 2006, the Company engaged an independent professional valuation firm (the “Valuation Specialists”) to prepare a valuation model that would be representative of the Company’s fair market value. This valuation model utilized the “Market Approach,” which is discussed in more detail below. The Company used the valuation model to retrospectively value equity in connection with determining stock-based compensation expense as of December 31, 2003, 2004 and 2005, and as the basis to establish the contemporaneous fair value of equity instruments for all of the Company’s equity grants in 2006 and April 2007.

Description and Development of Model

Under the Market Approach, the Valuation Specialists established two peer groups of publicly traded companies. The manufacturing peer group consisted of 8-10 companies

Jennifer Hardy

Securities and Exchange Commission

with an emphasis on remodeling and/or homebuilding products, with a significant range of market values or market capitalization. The wholesale-retail peer group consisted of 7-9 companies, again with an emphasis on remodeling and/or homebuilding, and represented a significant range of market values. The Valuation Specialists selected financial valuation ratios for earnings and cash flow that were believed to be the best indicators of value. The financial valuation ratios derived from the peer group were applied to the Company’s historic earnings, historic cash flow, projected earnings and projected cash flow to establish a range of Freely Traded Values of Invested Capital (“FTV-IC”), on a minority interest basis. Using that range:

•	A specific FTV-IC value was determined;

•	Debt and deferred income taxes were subtracted from the specific FTV-IC to determine the Aggregate Freely Traded Value of Equity (or “FTV-E”);

•

A marketability discount was applied to the FTV-E to determine the Aggregate Fair Market Value of Equity (or “AFMV-E”) – a marketability discount was determined by management in consultation with the Valuation Specialists and after consideration of the Company’s operational and financial progress as well as prospects for access to the public markets; and

•	The AFMV-E was divided by the number of outstanding shares to calculate the resulting Fair Market Value per Share (or “FMV-S”).

After receiving the valuations, management (1) reviewed the historic and projected financial information used in the model, the peer groups and the valuation multiples; (2) determined all of the information used to calculate FMV-S was accurate at that time; and (3) concluded the valuation model and approach were reasonable.1

Valuation of Equity Instruments for 2003, 2004 and 2005

As noted above, the Company used the valuation model to determine the retrospective valuations of its common stock in 2003, 2004 and 2005. The table below, which is being provided to the Staff on a supplemental basis, summarizes the key valuation components calculated by the Valuation Specialists and used by management to calculate the fair value of the Company’s common stock, on a minority interest basis, on the dates noted.

[1]

In December 2004, the Founder sold a minority interest to TA Associates in the form of redeemable preferred stock for $4.40 per share (as disclosed in the financial statements). This transaction between a willing buyer and seller was not considered in establishing the model, the peer groups or the FTV-IC, but the Company believes that the value calculated by the Valuation Specialists at December 31, 2004 of $4.32 was reasonable in comparison to the $4.40 paid per share of redeemable preferred stock, which at the time of the TA transaction were convertible into shares of common stock on a 1:1 basis.

Jennifer Hardy

Securities and Exchange Commission

Valuation Date	FTV-E	AFMV-E	Marketability Discount	FMV-S
12/31/03	$ 62,383,000	$ 40,549,000	35%	$1.76
12/31/04	$132,201,000	$ 99,151,000	25%	$4.32
12/31/05	$239,295,000	$179,471,000	25%	$7.82

Contemporaneous Valuations in 2006 and the First Quarter of 2007

In 2006 and the first quarter of 2007, the Company used the Valuation Specialists to perform contemporaneous valuations of the Company’s common stock. The table below, which is being provided to the Staff on a supplemental basis, summarizes the key valuation components calculated by the Valuation Specialists and used by management to calculate the fair value of the Company’s common stock, on a minority interest basis, at the valuation date indicated.

Valuation Date	FTV-E	AFMV-E	Marketability Discount	FMV-S
7/01/06	$230,000,000	$173,990,000	20%	$ 7.58
10/01/06	$235,000,000	$179,753,000	20%	$ 7.83
12/31/06	$270,000,000	$220,969,000	15%	$ 9.63
3/31/07	$285,000,000	$235,535,000	15%	$10.26

Contemporaneous Valuations in the Second Quarter of 2007 and thereafter

At the close of the quarter ended June 30, 2007, management determined that the IPO process, including diligence, had progressed such that a valuation methodology that the lead investment banks had indicated they would apply in considering the Company’s fair value as a public entity represented an appropriate measure of fair value. Using this methodology, management discounted the range of fair values that it had determined would be appropriate for the Company as a public entity by 10%, and estimated a fair value per common share at June 30, 2007 of $13.50.

In calculating stock compensation expense for the quarter ended September 30, 2007, the Company intends to use the same methodology that it applied in the second quarter. For grants of options and restricted stock units in connection with the IPO, the Company will determine valuation using the actual IPO price, and going forward from then will use the market value of the common stock on any date on which a determination is required to be made.

Utility of Preliminary IPO “Valuations”

In the fourth quarter of 2006, the Company began discussions with investment banks regarding an initial public offering (“IPO”). These discussions led, in the first quarter of 2007, to the selection of investment banks to serve as lead underwriters of an IPO and of a law firm to assist the Company in preparing for an IPO.

The Company notes that certain indicative valuation figures were presented to it by a number of investment banks during the process of selecting banks for the IPO. The Company respectfully advises the Staff, however, that these estimates were made at an early stage in the IPO process, were based only on the very limited high-level financial data that the Company provided to the banks and a limited understanding of the Company’s business and market environment, and did not reflect significant diligence by the banks or their counsel on the Company’s financial statements or financial projections. The selected lead underwriters did not complete most of their financial or other diligence until the second quarter of 2007.

Jennifer Hardy

Securities and Exchange Commission

Accordingly, at the close of the first quarter of 2007, the Company was not in a position to rely on any of the information previously provided by the investment banks to assess the Company’s fair value per common share, and (as described above) information provided by the Valuation Specialists was used to make that determination.2

Intrinsic Value of Outstanding Stock Option Grants

The intrinsic value of the stock options outstanding at June 30, 2007 was $10.6 million. This value is disclosed in Note 4 to the Condensed Financial Statements on page F-26 of the prospectus included in the Registration Statement. The Company intends to update this information when it includes third quarter financial statements in the Registration Statement.

The Company advises the Staff that, based on the midpoint of the estimated IPO price range, the intrinsic value of the stock options outstanding was approximately $9.7 million at September 30, 2007. The Company will disclose this figure on page 51 of the prospectus included in the Registration Statement once the third quarter financial statements have been finalized.

Grant of Stock Options and Determination of Fair Value

As disclosed in the Registration Statement, the Company granted stock options to the non-employee directors under the 2006 Director Plan in July 2006 and certain key executives under the 2004 Stock Option Plan in July 2006 and October 2006. The FMV-S listed in the chart above was considered to be the fair value per common share at the

[2]

The Company believes this approach is in keeping with guidance previously provided by the AICPA in its April 2004 Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Jennifer Hardy

Securities and Exchange Commission

grant dates, and therefore the strike price. The Valuation Specialists determined the fair value of an option and, as disclosed on pages 49 and F-10 of the prospectus included in the Registration Statement, used the Black-Scholes-Merton (“BSM”) valuation model in making that determination. The fair value per common share and the following assumptions were used:

•	Expected life of 7.5 years;

•	Expected stock price volatility of 35%, based on the median volatility of companies in a peer group;

•	Risk-free interest rates ranging from 4.6% to 5.2%; and

•	No expectation that dividends would be paid in any year.

The Company based its valuation of the relatively small grant of stock options in early April 2007 on the work of the Valuation Specialists, the BSM valuation model and essentially these same assumptions. A reference to the April grant has been added to the prospectus included in the Registration Statement to reflect the information previously provided in Item 15. The Company has not granted any stock options since that time.

Evaluation of Expected Volatility and Expected Life

Topic 14.D of Staff Accounting Bulletin (“SAB”) No. 107 provides guidance to assist entities in applying the fair value measurement requirements of Statement of Financial Accounting Standards No. 123(R). In accordance with that guidance, as noted above, the Company has applied the BSM model to determine the fair value of its stock option grants. Moreover, the Company identified the primary assumptions used in determining the fair value of its outstanding stock options, including expected life and expected volatility figures. As detailed below, the Company believes its assumptions regarding those figures are consistent with SAB No. 107.

Expected Volatility. Pursuant to SAB No. 107, nonpublic entities may base their “estimate of expected volatility on the historical, expected or implied volatility of similar entities whose shares or options are publicly available.” The Company supplementally advises the Staff that, as the Company is not a public entity, volatility was determined based on the historical volatilities of companies included in the valuation peer groups (as described above) over a period of time equal to the expected life of the related options, 7.5 years. The Company determined that the historical data provided a reasonable basis for the volatility measure used in its model and represents the most appropriate measure of the Company’s expected volatility. The entities included in the valuation peer groups did not change during the period in which valuations were performed.

Expected Life. Pursuant to SAB No. 107, a company may conclude “that its historical share option exercise experience does not provide a reasonable basis upon which to estimate expected term.” In such cases, “a lattice model (which by definition

Jennifer Hardy

Securities and Exchange Commission

incorporates multiple price paths) can be used to estimate expected term as an input into a Black-Scholes-Merton closed-form model.” The Company supplementally advises the Staff that, in preparing the valuations referred to above, the Valuation Specialist computed an implied term using a binomial enhanced option model calculator.

Significant Factors Contributing to the Difference in Grant Date Fair Value and the IPO Price

The American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (or the “Practice Aid”) outlines several factors typically considered in performing a valuation. Those factors include: (1) state of the industry and the economy; (2) milestones achieved; and (3) a marketability discount.

State of the Industry and the Economy

The Company and the peer groups selected by the Valuation Specialists are considered to operate within the “home” market (or industry), from new home construction to existing home turnover to home remodeling. From 2003 to 2005, this industry experienced rapid growth, favorable market conditions, and investor optimism. In the summer of 2006, new home construction began to slow and investor sentiment began to reflect the cyclicality of the industry. In the second half of 2006 and into 2007, the industry performance slowed further and investor sentiment began to turn neutral, then negative. The Company’s calculated fair value, however, performed better than the publicly available share prices of certain larger hard line retailers in the periods measured. The Company believes this was primarily due to its financial and operational performance relative to other companies within the industry, the scale of its operations, and its focus on hardwood flooring used primarily in remodeling projects.

Milestones Achieved by the Company

The Valuation Specialists and management discussed the maturation of the Company’s business and operations and its achievement of certain milestones, as described below, in determining whether adjustments to the valuation assumptions used were warranted. The Company supplementally advises the staff that the following matters were among those considered. The Company notes that the material aspects of these developments are discussed in the Registration Statement, including the MD&A and Business sections of the prospectus.

As of December 31, 2003:

•

The Company’s relatively small size, consisting of approximately 40 stores at December 31, 2003 spread over 24 states, with operations that did not have significant management infrastructure, including (1) traditional executive management to provide strategic planning; (2) traditional operational infrastructure in such key retail areas as merchandising, e-commerce, logistics,

Jennifer Hardy

Securities and Exchange Commission

and information technology; and (3) fully staffed regional store management and operational support.

•

The Company also lacked financial management and legal/regulatory processes. The lack of financial structure and control was evidenced by the inability to produce financial statements based on GAAP in a reasonable time frame, the lack of formal budgetary processes and virtually no operational metrics. As a result, the Company had limited access to financial liquidity other than free cash flow produced by operations.

•	The Company’s facilities were inadequate to support the planned growth without a relatively significant capital investment.

Years Ended December 31, 2004 and 2005:

•

The Company successfully moved its warehouse, finishing line and headquarters to its significantly larger and more efficient current location in Toano, Virginia, where management believes that planned growth is facilitated by the following:

o	investment in a state-of-the-art finishing line to produce the Company’s premium Bellawood brand;

o	greater capacity and enhanced flow of merchandise inventory; and

o	corporate facilities to enhance the store support management infrastructure.

•

Additional proprietary products were introduced (following on from the Bellawood line that was launched during 2003) which, together with the more efficient and effective warehousing and logistics operations, further acted as a competitive advantage.

•

As a result of its investment in the Company, TA Associates became involved in the strategic management of the Company through its ability to appoint a representative to the Company’s board of directors (which it did in December 2004). This enhanced both the Company’s overall executive expertise and strategic planning capabilities.

•

The Company enhanced its financial infrastructure, controls and reporting, and prepared its 2004 and 2005 financial statements in accordance with GAAP. The external auditors were able to express an opinion on these financial statements for the first time.

•	The Company nearly doubled its store count to 76 stores in 36 states.

From January 1, 2006 through June 30, 2006:

Jennifer Hardy

Securities and Exchange Commission

•

Significant investments were made in the strategic management infrastructure, including the hiring of the key senior executives and their related operational staffing listed below in chronological order:

o	Senior Vice President of Stores (January 2006).

o	Chief Information Officer (February 2006);

o	Senior Vice President of Direct Marketing and Advertising (April 2006); and

o	Vice President of Operations (June 2006).

•

The Board of Directors was expanded from two shareholder-directors in December 2004 (the Founder and a representative from TA Associates) to five directors in April 2006, with the addition of three external directors, each an executive of a publicly traded company. This provided additional strategic experience upon which the Company’s management could draw. The sixth director, the CEO, joined the Board in October 2006.

•	The Company implemented more structured budgetary processes and initial measurements of internal financial and operating metrics, which led to the establishment of forecasting models.

•	A new website that significantly enhanced customer service and the overall education and purchase experience was launched in May 2006, which also provided the ability to place orders on the website.

•	A significant expansion of the Company’s proprietary product offerings was completed.

•	The Company’s liquidity position was enhanced through a new $10 million revolving facility.

From July 1, 2006 through December 31, 2006 (options were granted in July and October 2006):

•	The process of leveraging infrastructure investments via sales growth continued, as the store base increased to 91 stores operating in 39 states at December 31, 2006.

•	An experienced CEO was hired in September 2006 and the Founder became the Chairman of the Board of Directors. The company also hired a General Counsel in July 2006.

Jennifer Hardy

Securities and Exchange Commission

•

The Company completed the preparation of its 2006 financial statements, and the Company’s external auditors issued an unqualified audit report with respect to those statements (which represented the third consecutive year audited).

•	The Company began initial discussions with investment banks regarding an IPO.

From January 1, 2007 through March 31, 2007:

•

Regional store management was restructured and significantly expanded to facilitate more focused attention on consistent store operations and to allow for greater growth in the number of store locations.

•

A Senior Vice President of Merchandising was hired in February 2007, and his expansion of the buying and distribution staff allowed for significantly greater strategic planning and operational execution within the Merchandising Department.

•	The selection of investment banks to serve as lead underwriters of an IPO and a law firm to assist the Company in preparing for an IPO.

From March 31, 2007 to June 30, 2007 (options were granted in April 2007):

•

The Company completed and filed its initial Registration Statement on Form S-1 on April 23, 2007. Amendments were subsequently filed to include interim financial information for the first and second quarters of 2007, and the Company expects to further update the registration statement with third quarter financial information prior to the IPO.

•

A structured real estate committee was developed and management oversight of the new store opening plan was increased, which collectively enhanced the Company’s real estate and store planning strategy by (1) targeting markets months before the planned opening; (2) formalizing the pre-opening preparation and training; and (3) standardizing the processes required to operationally open a new store location, including consistent showroom design and presentation. As a result, the Company was able to open 12 stores in the first half of 2007, including 10 in the second quarter.

•

The Finance Department was reorganized and significantly expanded, including the addition of the new key executive positions of controller, financial analyst, and accounting manager, to facilitate (1) accurate and timely reporting as a public company; (2) detailed budgeting and forecasting on a one, three and five year basis; and (3) enhanced internal financial reporting, including financial and operational metrics.

Jennifer Hardy

Securities and Exchange Commission

•

A compliance and internal audit function was developed (which included the hiring of an experienced Director of Compliance and Control) to document and strengthen the Company’s internal controls, both financial and operational, including a timeline for compliance with the requirements of a public company.

•	The Company’s product offering was expanded and the availability of existing products was increased by developing relationships with additional vendor-mills, particularly in key Latin American areas.

•

The Company’s comparable store sales increased 9.0% in the second quarter of 2007, and total sales increased 20.0% in that period, which was significant given the difficult macroeconomic environment. These increases followed a comparable store sales increase of 8.5% and a total sales increase of 21.0% in the first quarter of 2007. The Company credits its investment in the store support infrastructure as the basis for success and the foundation for success in the future.

Management believes the Company’s ability to achieve these key milestones and to operate and report as a public company warrant a significant increase in the fair value per common share.

Marketability Discount

The Practice Aid indicates that differences may exist in the value of an entity as a public or private company. As noted in this letter, the Company has applied a marketability discount to the measures calculated by the models used to determine the fair value of the Company’s common stock. The Company supplementally advises the Staff that those marketability discounts ranged from 35% at December 31, 2003 to 20% during 2006, and to 10% in during 2007.

Management has considered the marketability discounts applied during 2006 and in 2007. Based on the assumptions of the prospects for liquidity and the key business milestones mentioned above, these discounts were determined to be reasonable. During the period in which most of the Company’s outstanding stock options were issued, the applicable 20% marketability discount reflected management’s understanding that a liquidity event was not eminent. As noted above, a CEO had not been hired, an investment firm had not been retained, and the Company’s operating structure and financial reporting processes were expected to improve.

IPO Price Range

In connection with the filing of Amendment No. 5 to the Registration Statement, the Company has estimated that the IPO price will fall within a range of between $12.00 and $14.00 per share of common stock. The Company derived this preliminary estimate in consultation with the underwriters, and the estimate was derived using the new valuation approach and is based on current market conditions and currently available information about the Company and its results and prospects. In addition, it reflects, among other

Jennifer Hardy

Securities and Exchange Commission

things, a further reduction in the estimated marketability discount and the developments that occurred during the quarter ended September 30, 2007 including the hiring of a Senior Vice President of Logistics in July 2007 to manage the Company’s warehouse and the movement of inventory from the vendor-mill to its warehouse and then to its stores for sale to customers and the enhancement of the Company’s liquidity position by entering into a new $25 million revolving credit facility in August 2007.

Disclosure in Registration Statement

The Company has revised its disclosure on page 51 in response to the Staff’s comment.

*            *            *            *             *

Please direct any comments or questions regarding this filing to Jeffrey D. Karpf at (212) 225-2864 or James D. Small at (212) 225-2015.

Very truly yours,

/s/ JEFFREY D. KARPF

Jeffrey D. Karpf

Enclosure

cc:	Brigitte Lippman

Patricia Armelin

John Cash

    Securities and Exchange Commission

Jeffrey W. Griffiths

Daniel E. Terrell

E. Livingston B. Haskell

    Lumber Liquidators, Inc.

Robert E. Buckholz, Jr.

    Sullivan & Cromwell LLP